CONFIDENTIALITY AND
NON-COMPETITION AGREEMENT

     Reference is made to the Acquisition Agreement, dated as of July 30, 2003 (the “Acquisition Agreement”), by and between Alloy, Inc., a Delaware corporation (“Parent”), Dodger Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and dELiA*s Corp., a Delaware corporation (the “Company”), pursuant to which Parent and/or Sub will make a tender offer for all of the common stock of the Company following which Sub will be merged with and into the Company (the “Merger”) with the result that the Company will become a wholly-owned subsidiary of Parent. [               ] is a stockholder of the Company and, therefore, indirectly the principal owner of a significant portion of the goodwill of the Company being transferred to Parent pursuant to the terms of the Acquisition Agreement. [               ] is also an employee of the Company and has unique knowledge of a highly sensitive nature regarding the Company, its business and its intellectual property, such that were [               ] to use such knowledge in competition with the Company or Parent, the value of the Company and its goodwill would be diminished materially. Accordingly, the Company shall pay to [               ] the sum of $[               ]. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Acquisition Agreement.

     NOW, THEREFORE, in consideration of the sum referenced above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [               ] hereby agrees as follows:

     Non-Competition.

     Definition of Competitive Business. For purposes of this Agreement, “Competitive Business” shall mean:

(1)	the sale, advertising and marketing of apparel, accessories, footwear, and bedding through direct sales (catalogue, internet and other direct means) directed principally at people in the 10 to 24 year age group (“Generation Y Members”); and

(2)	the sale, advertising and marketing of apparel, accessories, footwear, and bedding through retail brick and mortar locations directed principally at Generation Y Members.

     Non-Competition. From the date hereof until January 31, 2006 (the “Non-Compete Period”), [               ] shall not, directly or indirectly, without the prior written consent of Parent, individually or in partnership with, as part of a joint venture with, or otherwise in conjunction in any other manner with any other Person:

be engaged in any manner whatsoever, including, without limitation, as an employer, employee, owner, partner, consultant, adviser, principal, agent, stockholder, member or proprietor, in any Competitive Business; or

advise, invest in, lend money to, guarantee the debts or obligations of, or otherwise have any other financial interest in any Competitive Business.

Notwithstanding the foregoing, nothing herein shall be deemed to prohibit [               ] from engaging in Permitted Activities. For purposes of this Agreement, “Permitted Activities” shall mean (a) owning not more than 5% of the outstanding stock of a publicly-held company engaged in a Competitive Business; (b) engaging, directly or indirectly, in any manner in any of the activities that are not within the definition of Competitive Business; and (c) becoming employed or engaged by an entity that is engaged in a Competitive Business but only if [               ] is not engaged, and does not participate in, either directly or indirectly, the Competitive Business. [               ] represents and warrants that his experiences and capabilities are such that he can obtain employment in business engaged in other or different lines of business and that the enforcement of a remedy by way of injunction will not prevent him from earning a livelihood.

     Transition; Non-Interference. During the Non-Compete Period, [               ] shall not, directly or indirectly, take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining the same business relationships with the Company after the date hereof as it maintained with the Company prior to the date hereof.

     Non-Solicitation of Employees. [               ] acknowledges the importance to the businesses carried on by the Company, Parent and their subsidiaries or affiliates of the human resources engaged by and developed by such party. Accordingly, [               ] covenants and agrees that, during the Non-Compete Period, [               ] shall not, directly or indirectly, induce or solicit or assist any third party to induce, solicit or offer employment to any employee of the Company (each a “Protected Party”) or, in the case of employees and consultants, to terminate, interfere with, or materially alter any employment or consultancy arrangement with the Company. The parties acknowledge that placing advertisements soliciting employees of the type then employed by the Company and Parent in newspapers, on Internet job sites or similar media generally accessible to the public shall not be deemed to be a breach of this Section.

     Confidentiality. [               ] acknowledges that the Company and Parent have developed, used and maintained trade secrets and other confidential and proprietary information including, without limitation, training materials, personnel information relating to their employees, operating procedures, marketing information directed at Generation Y Members, profit and loss information with respect to their retail business, selling strategies directed at Generation Y Members, retail customer lists, and retail customer information (the “Confidential Information”), and the Company and Parent have taken, and shall continue to take, and expect [               ] to take during the Non-Compete Period, all commercially reasonable measures to protect the confidentiality of such Confidential Information. It is understood that for purposes of this Agreement, “Confidential Information” does not include (i) information that is in the public domain at the time of [               ]’s receipt thereof, (ii) otherwise becomes public other than as a result of [               ]’s breach of his agreement hereunder, (iii) is rightfully received by [               ] from a third party without any obligation of confidentiality to the Company and/or Parent, (iv) is independently developed by [               ].

     [               ] acknowledges that during his involvement with the Company, he has had

direct access to, and knowledge of, the Confidential Information, and [                    ] further acknowledges that if he becomes employed or affiliated with any competitor of the Company and/or Parent in violation of his obligations in Section 1 of this Agreement, it is possible that he would disclose the Confidential Information to such competitor. [                    ] hereby covenants and agrees that all such Confidential Information is and shall remain the sole property of the Company and/or, and that he will hold in strictest confidence, and will not disclose to any business, firm, entity or person, either directly or indirectly, any of the Confidential Information during the Non-Compete Period. [                    ] understands that the terms of this paragraph are in addition to, and not in lieu of, any legal or other contractual obligations that [                    ] may have relating to the protection of the Confidential Information. Notwithstanding the foregoing, [                    ] shall not be prohibited from disclosing the Confidential Information in order, and only to the extent necessary, to comply with a valid court order, in which case [                    ] shall give the Company and/or Parent five (5) days written notice prior to disclosing the Confidential Information, to the extent permitted by Court order.

     Provisions Necessary and Reasonable. The parties agree that (i) the provisions of Sections 1, 2 and 3 are necessary and reasonable to protect the Confidential Information and the goodwill of the Company and/or Parent; (ii) the specific time, geography and scope of the provisions set forth in Sections 1, 2 and 3 are reasonable and necessary to protect the business interests of the Company and/or Parent; and (iii) in the event of a breach of any agreement set forth in Section 1, 2 or 3, the Company and/or Parent might suffer substantial irreparable harm and that the Company and/or Parent might not have an adequate remedy at law for such breach. In recognition of the foregoing, the parties agree that in the event of a breach or threatened breach of any of these covenants, in addition to such other remedies as the Company and/or Parent may have at law, without posting any bond or security or requirement for proof of actual damages, the Company and/or Parent shall be entitled to seek equitable relief, in the form of specific performance, or temporary, preliminary or permanent injunctive relief, or any other equitable remedy which then may be available. The seeking of such injunction or order shall not affect the Company’s or Parent’s right to seek and obtain damages or other equitable relief on account of any such actual or threatened breach.

     Governing Law; Choice of Venue. This Agreement has been negotiated and executed, is made and is to be performed in the State of New York, and shall be governed and construed in accordance with the laws of the State of New York, without regard to any otherwise applicable conflicts of laws except as they may be preempted by, or in conflict with, any federal laws, rules, regulations or regulatory action. The parties agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its breach, shall be commenced in New York in a court of competent jurisdiction. The parties further acknowledge that venue shall lie exclusively in any state court of the State of New York or any Federal District Court located in New York.

     Severability. The invalidity, illegality or unenforceability of any particular provision or part of any provision of this Agreement under any applicable law shall not affect the other provisions or parts thereof, which shall remain in full force and effect, and any such invalid, illegal or unenforceable provision or part thereof shall be deemed modified to the extent necessary to make it valid, legal or enforceable under any applicable law.

     Counterparts. This Agreement may be executed in any number of counterparts, each of which for all purposes shall be deemed to be original and all of which taken together shall constitute one and the same instrument.

     Entire Agreement. This Agreement constitutes the entire agreement between and among the parties with respect to the subject matter hereof, recites the sole consideration for the promises exchanged and supercedes any prior agreements with respect to the subject matter hereof. In reaching this Agreement, neither party has relied upon any representation or promise except those set forth herein.

     Amendment and Waiver. The terms of this Agreement may not be modified, waived, changed, discharged or terminated, except by an agreement in writing signed by the party against whom or which such modification, waiver, change, discharge or termination is sought to be enforced. No term or condition of this Agreement shall be deemed to have been waived, nor shall there by any estoppel against enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

     Construction. The parties agree that the terms and conditions of this Agreement are the result of negotiations between the parties and/or their counsel, and that this Agreement shall not be construed in favor of or against either party by reason of the extent to which either party or its counsel participated in the drafting of this Agreement.

     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	To [ ], at:

[ ] c/o dELiA*s Corp. 151 West 26th Street New York, New York 10001

(b)	To the Company, at:

dELiA*s Corp. 151 West 26th Street New York, New York 10001 Attention: General Counsel

With copies to:

Alloy, Inc. 151 West 26th Street New York, New York 10001 Attention: General Counsel

and

Katten Muchin Zavis Rosenman 1025 Thomas Jefferson Street, NW Suite 700 East Lobby Washington, DC 20007 Attention: Richard M. Graf

     Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and any of their successors and assigns. In addition, the Company and/or Parent may assign their rights and obligations hereunder to any of its or their affiliates or to the purchaser of or successor to (i) all or a significant portion of the Company’s business or assets, or (ii) that aspect of the Company’s business in which [               ] is principally involved in, in each case whether by way of merger, stock sale, asset sale or otherwise, provided that no such assignment shall relieve or excuse the Company from its obligation to pay [               ] under this Agreement. Except as set forth in the prior sentence, this Agreement may not be assignable by any party hereto without the prior written consent of the other parties.

     Captions. The captions in this Agreement are for convenience only and shall not be construed to affect the meaning of any provisions herein.

     Knowing and Voluntary Execution. [               ] acknowledges that he has read and fully understands the terms of this Agreement, that he obtained legal advice in connection with this Agreement, and that he is signing it knowingly and voluntarily.

     IN WITNESS WHEREOF, the parties hereto have caused this Non-Competition and Confidentiality Agreement to be executed and delivered on the date first above written.

	[	]

Agreed to and Accepted:

ALLOY, INC.

Print Name:
Title:

DELIA*S CORP.

Print Name:
Title:

Date:

Exhibit A

      Pursuant to the Confidentiality and Non-Competition Agreement by and between Stephen I. Kahn and the Surviving Corporation, Mr. Kahn will receive a payment from the Surviving Corporation in the sum of $450,000, payable $100,000 in the first year and the balance to be paid in equal installments payable over five years.

      Pursuant to the Confidentiality and Non-Competition Agreement by and between Evan Guillemin and the Surviving Corporation, Mr. Guillemin will receive a payment from the Surviving Corporation in the sum of $100,000, payable $50,000 on or before January 31, 2005 and $50,000 on or before January 31, 2006.

      Pursuant to the Confidentiality and Non-Competition Agreement by and between Christopher C. Edgar and the Surviving Corporation, Mr. Edgar will receive a payment from the Surviving Corporation in a lump sum amount of $50,000.